BLUE BOX MANAGED BY NORSAT USED TO SOLVE RECENT MARITIME INCIDENT IN MEDITERRANEAN

- Renews Importance of Blue Box GPS Device’s Presence on Vessels -

Vancouver, British Columbia – September 21, 2010 -- Norsat International Inc. (“Norsat") (TSX: NII and OTC BB: NSATF), a leading provider of broadband communications solutions, announced today that one of the installed Blue Box units that it manages and maintains under a national vessel monitoring system for the Ministry of Agriculture of Italy, was recently used to determine that an Italian trawler was in international waters and not in disputed waters as claimed by a Libyan motor launch. After the incident, the Italian Coast Guard opened an investigation and examined the trawler’s onboard Blue Box GPS device. The data provided by the Blue Box proved the trawler was not in disputed waters when fired upon. As a result, the Libyan government quickly recognized their error and issued a public apology.

Dr. Amiee Chan, President and CEO of Norsat, stated, “Thankfully no one was injured in this incident, but it is times like these that highlight the value proposition of having a Blue Box GPS device aboard ships and maritime vessels. In this situation the Blue Box not only enabled a fishing trawler to remain in international waters it also verified to the political world that this vessel was in-bounds by data-banking this critical information. Just like an airplane has a black box, the blue box has the capabilities to act in a similar fashion for the maritime industry. We believe there are many positive reasons for having a Blue Box on board, including acting as a beacon locator in case vessels or even sailboats are lost at sea.”

About Norsat International Inc.

Norsat International Inc., founded in 1977, is a leading provider of broadband communication solutions that enable the transmission of data, audio and video in remote and austere environments. Norsat's products and services include microwave components, portable satellite systems, maritime solutions, wireless network solutions, and equipment financing. Norsat also provides engineering consulting to meet customers’ specific needs.  Additional information is available at  www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2808.

For further information, contact:

Dr. Amiee Chan

Trevor Greene

President & CEO

Chief Financial Officer

Tel: 604 821-2808

Tel: 604 821-2845

Email: achan@norsat.com

Email: tgreene@norsat.com

In the U.S.:

Adam P. Lowensteiner

Wolfe Axelrod Weinberger Assoc. LLC

Tel: (212) 370 4500

adam@wolfeaxelrod.com

Forward Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

This information should be read in conjunction with Norsat’s unaudited consolidated interim financial statements and related notes included therein for the quarter ended June 30, 2010, and the Management Discussion and Analysis for the quarter ended June 30, 2010. All of the company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Additional information may be found at www.norsat.com.